                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                  [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2002

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period from _________ to _________

                         Commission file number 33-90792
                                                --------

                 Provident Financial Group, Inc. Retirement Plan
                             One East Fourth Street
                             Cincinnati, Ohio 45202

                         Provident Financial Group, Inc.
                             One East Fourth Street
                             Cincinnati, Ohio 45202

PROVIDENT FINANCIAL GROUP, INC. RETIREMENT PLAN
AUDITED FINANCIAL STATEMENTS AND SCHEDULES
DECEMBER 31, 2002

Audited Financial Statements

Schedules

                         REPORT OF INDEPENDENT AUDITORS

Administrative Committee
Provident Financial Group, Inc. Retirement Plan

We have  audited the  accompanying  statements  of plan equity of the  Provident
Financial Group, Inc.  Retirement Plan as of December 31, 2002 and 2001, and the
related  statements  of income  and  changes  in plan  equity for the years then
ended.  These  financial   statements  are  the  responsibility  of  the  Plan's
management.  Our  responsibility  is to express  an  opinion on these  financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable  assurance about whether the financial  statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting  the amounts and  disclosures in the financial  statements.  An audit also includes assessing the accounting principles used and significant estimates made by  management,  as well as  evaluating  the  overall  financial  statement presentation.  We believe  that our audits  provide a  reasonable  basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all material  respects,  the plan equity at December 31, 2002 and 2001,  and the changes in plan equity for the years then ended,  in conformity  with accounting principles generally accepted in the United States.

Our  audits  were  made for the  purpose  of  forming  an  opinion  on the basic financial statements taken as a whole. The accompanying  supplemental  schedules of assets held for investment  purposes as of  December 31,  2002 and reportable transactions  for the year ended December 31, 2002 are presented for the purpose of complying with the Department of Labor's Rules and  Regulations for Reporting
and Disclosure under the Employee Retirement Income Security Act of 1974 and are
not a  required  part  of  the  basic  financial  statements.  The  supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic  financial  statements  and, in our opinion,  are fairly stated in all material  respects  in  relation to the basic  financial  statements  taken as a whole.

                                      /s/Ernst & Young LLP

Cincinnati, Ohio
June 25, 2003

                                      -1-

                 PROVIDENT FINANCIAL GROUP, INC. RETIREMENT PLAN
                            STATEMENT OF PLAN EQUITY
                                December 31, 2002

                                                  Employee              Personal
                                                     Stock     Profit Investment
                                                 Ownership    Sharing   Election
(In Thousands)                                        Plan       Plan       Plan Total Plan
-------------------------------------------------------------------------------------------
Investments, at Market:
  Provident Financial Group, Inc.
   Common Stock                                   $ 54,903        $ -   $ 10,251   $ 65,154
  Riverfront U.S. Government Securities
   Money Market Fund                                     2          -     11,136     11,138
  Riverfront U.S. Government Income Fund                 -          -      2,937      2,937
  Riverfront Balanced Fund                               -          -      2,531      2,531
  Federated Max-Cap Fund                                 -          -      5,354      5,354
  Riverfront Select Value Fund                           -          -      2,862      2,862
  Fidelity Advisor Equity Portfolio Growth Fund          -          -      7,725      7,725
  Federated International Equity Fund                    -          -        567        567
  Riverfront Large Company Select Fund                   -          -        780        780
  Participant Loans                                      -          -      1,920      1,920
                                                  --------   --------   --------   --------
     Total Investments, at Market                   54,905          -     46,063    100,968
Company Contributions Receivable                         -      4,550          -      4,550
Interest Receivable                                      -          -          8          8
                                                  --------   --------   --------   --------
     Plan Equity at End of Year                   $ 54,905   $  4,550   $ 46,071   $105,526
                                                  ========   ========   ========   ========

See notes to financial statements.

                                      -2-

                 PROVIDENT FINANCIAL GROUP, INC. RETIREMENT PLAN
                            STATEMENT OF PLAN EQUITY
                                December 31, 2001

                                                             Employee     Personal
                                                                Stock   Investment
                                                            Ownership     Election
(In Thousands)                                                   Plan         Plan  Total Plan
----------------------------------------------------------------------------------------------
Investments, at Market:
  Provident Financial Group, Inc. Common Stock              $  60,460    $   9,538   $  69,998
  Riverfront U.S. Government Securities Money Market Fund          24        8,048       8,072
  Riverfront U.S. Government Income Fund                            -        1,804       1,804
  Riverfront Balanced Fund                                          -        2,737       2,737
  Federated Max-Cap Fund                                            -        5,772       5,772
  Riverfront Select Value Fund                                      -        3,878       3,878
  Fidelity Advisor Equity Portfolio Growth Fund                     -        9,216       9,216
  Federated International Equity Fund                               -          386         386
  Riverfront Large Company Select Fund                              -          857         857
  Participant Loans                                                 -        1,669       1,669
                                                            ---------    ---------   ---------
     Total Investments, at Market                              60,484       43,905     104,389
Interest Receivable                                                 -            8           8
                                                            ---------    ---------   ---------
                                                               60,484       43,913     104,397
Less:
 Pre-Funded Company Contributions                              (2,751)           -      (2,751)
                                                            ---------    ---------   ---------
     Plan Equity at End of Year                             $  57,733    $  43,913   $ 101,646
                                                            =========    =========   =========

See notes to financial statements.

                                      -3-

                 PROVIDENT FINANCIAL GROUP, INC. RETIREMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 2002

                                                 Employee                 Personal
                                                    Stock       Profit  Investment
                                                Ownership      Sharing    Election
(In Thousands)                                       Plan         Plan        Plan   Total Plan
-----------------------------------------------------------------------------------------------
Investment Income:
  Dividends                                     $   2,150          $ -   $     368    $   2,518
  Interest                                              1            -         471          472
                                                ---------    ---------   ---------    ---------
                                                    2,151            -         839        2,990

Net Depreciation in Fair Value of Investments        (532)           -      (6,580)      (7,112)
                                                ---------    ---------   ---------    ---------
  Net Investment Income (Loss)                      1,619            -      (5,741)      (4,122)
Contributions:
  Participants                                          -            -       8,453        8,453
  Company                                               -        4,550       1,661        6,211
                                                ---------    ---------   ---------    ---------
                                                    1,619        4,550       4,373       10,542
Less Distributions
 to Participants                                   (3,681)           -      (2,981)      (6,662)
                                                ---------    ---------   ---------    ---------
                                                   (2,062)       4,550       1,392        3,880
Transfer (to) from Other Plans                       (766)           -         766            -
Plan Equity:
  Beginning of the Year                            57,733            -      43,913      101,646
                                                ---------    ---------   ---------    ---------
  End of the Year                               $  54,905    $   4,550   $  46,071    $ 105,526
                                                =========    =========   =========    =========

 See notes to financial statements.

                                      -4-

                 PROVIDENT FINANCIAL GROUP, INC. RETIREMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 2001

                                                 Employee     Personal
                                                    Stock   Investment
                                                Ownership     Election
(In Thousands)                                       Plan         Plan   Total Plan
-----------------------------------------------------------------------------------
Investment Income:
  Dividends                                     $   2,178    $     494    $   2,672
  Interest                                              5          352          357
                                                ---------    ---------    ---------
                                                    2,183          846        3,029
Net Depreciation in Fair Value of Investments     (24,937)      (8,453)     (33,390)
                                                ---------    ---------    ---------
  Net Investment Income (Loss)                    (22,754)      (7,607)     (30,361)
Contributions:
  Participants                                          -        7,722        7,722
  Company                                           4,141        1,510        5,651
                                                ---------    ---------    ---------
                                                  (18,613)       1,625      (16,988)
Less Distributions
 to Participants                                   (2,493)      (3,275)      (5,768)
                                                ---------    ---------    ---------
                                                  (21,106)      (1,650)     (22,756)
Transfer (to) from Other Funds                       (230)         230            -
Plan Equity:
  Beginning of the Year                            79,069       45,333      124,402
                                                ---------    ---------    ---------
  End of the Year                               $  57,733    $  43,913    $ 101,646
                                                =========    =========    =========

See notes to financial statements.

                                       -5-

                 Provident Financial Group, Inc. Retirement Plan
                          Notes to Financial Statements

Note A - Basis of Presentation

The  Provident  Financial  Group,  Inc.  Retirement  Plan (the "Plan") has three components:  (1) The Employee  Stock  Ownership  Plan (the "ESOP") as defined in
Internal Revenue Code Section  4975(e)(7);  (2) the Personal Investment Election
Plan (the "PIE  Plan"),  which is the 401(k);  and (3) the Profit  Sharing  Plan
("PSP").  Effective January 1, 2002 no future  contributions will be made to the
ESOP;  however,  employer  contributions  may be made to the PSP.  With the PSP, participants  may  diversify  contributions,  which were  formerly in  Provident
Financial Group,  Inc.  ("PFGI") common stock, to other investment  options.  In addition,  participants  may diversify up to 25% of their ESOP balance each year into other investment options.

Note B - Accounting Policies

The records of the Plan are  maintained on the accrual  basis.  Investments  are reported  at closing  prices as  determined  from  published  market  data.  Net appreciation (depreciation) in fair value of investments,  including investments bought,  sold and held, is reflected in the  statements of income and changes in plan equity.

The preparation of financial statements in conformity with accounting principles generally  accepted in the United States  requires  management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note C - Description of the Plan

The following  description  of the Plan provides only general  information.  The
Plan  Document  should be referred  to for a more  complete  description  of the
Plan's provisions.

The Plan  was  established  to help  provide  for the  financial  well-being  at retirement of the eligible employees of PFGI and its subsidiaries.  Effective as of January 1, 2001, each full-time employee, as defined by the Plan, is eligible to make  before-tax  contributions  to the PIE Plan as of his  date of  hire.  A full-time  employee is eligible  for  matching  contributions  or for PSP / ESOP contributions upon completion of one year of service. Effective January 1, 2001, employees  who  are not  full-time  employees  are  eligible  for all  purposes, including  before-tax  contributions,  matching  contributions,  and  PSP / ESOP contributions, upon completion of one year of service.

One year of service is completed if during the twelve month period  beginning on the date of employment  the employee works at least 1,000 hours.  Thereafter,  a year of service is determined  based on the plan year. If an active  participant is not already fully  vested,  he or she shall become so upon  attaining  normal retirement age, qualifying for early retirement, upon death or total disability, or on termination of the Plan. If a participant  terminates  employment prior to qualifying for early retirement or normal retirement age, such participant shall be entitled to receive the vested balance held in his or her account. The assets of the Plan shall be  administered  at the  discretion  of the  Retirement  Plan
Administrative Committee.

Participants  who are employed on the last day of the plan year and are credited with a year of  service  during  the  plan  year  are  eligible  to  receive  an allocation of employer  contributions  paid to the PSP. These  contributions are allocated among PSP  participants  based on their  compensation in proportion to

                                      -6-

                 Provident Financial Group, Inc. Retirement Plan
                          Notes to Financial Statements

the  total   compensation   of  all   participants.   In  their  first  year  of
participation,  the compensation  considered under the allocation formula is the compensation paid from the first day of the calendar quarter  coinciding with or immediately  following  the date  participants  enter the PSP. The  proportional share of earnings (or losses) and appreciation (or  depreciation) of the PSP and the ESOP during the year is allocated to each participant's account. The Plan is a trusteed plan and the ESOP does not permit employee contributions.  The entire cost is borne by PFGI.  PFGI's  contributions are discretionary by the directors of PFGI.

After  terminating  service,  participants  having vested rights in the Plan are entitled to benefit  payments by the last day of the first quarter after the end of the plan year in which the termination occurs.  Participants are at all times fully  vested in their PIE Plan.  Participants  who  separate  from  service  on account of death,  disability,  or retirement  are fully vested in their PSP and
ESOP. Participants otherwise become vested in their PSP and ESOP as follows: 30%
after 3 years of  service;  40% after 4 years of  service;  60% after 5 years of service; 80% after 6 years of service; and 100% after 7 years of service. A year of service for vesting  purposes is credited for each plan year during which the employee  works at least 1,000 hours.  Forfeitures by  participants  who are not fully  vested  are  allocated  in the same  manner  as  employer  contributions.
Effective  January  1, 2003 the  vesting  schedule  for the PSP and ESOP will be reduced from seven years to five years as follows: 50% after 3 years of service;
75% after 4 years of service; and 100% after 5 years of service.

Employees may  contribute a percentage of their  pre-tax  compensation  (up to a maximum contribution prescribed by the Secretary of Treasury) to the PIE Plan as voluntary contributions.  The Retirement Plan Administrative Committee may adopt rules  concerning  the  administration  of  such  contributions.  The  employees individually  elect how they want their  contributions  invested by  selecting a fund, or combination of funds, offered by the PIE Plan. The earnings (or losses)
allocated to the participants is determined by the performance of the investment option they choose.

Nine  funds  are  available  for  employees  participating  in the PIE  Plan.  A description of the funds follows:

       The Riverfront U.S.  Government  Securities Money Market Mutual Fund is a
minimum risk fund in which  employee  monies are pooled to purchase money market mutual funds.

       The Riverfront U.S.  Government Income Fund is a lower risk fund in which funds are  conservatively  invested to produce  current income while  preserving invested  principal.  The funds will be invested in debt instruments of the U.S.
Government and its agencies.  These securities  contain a relatively low risk of interest default or loss of principal.

       The  Riverfront  Balanced Fund is for investors who are willing to assume greater  risk.  The  investment  objectives  of this  fund are  conservation  of capital,  current income,  and long-term growth of capital and income.  The fund will accomplish these objectives by investing in a broadly diversified portfolio of securities including stocks and bonds.

       The  Federated  Max-Cap Fund is for  investors  who are willing to assume greater risk. The investment  objective is to provide  investment  results which approximate the price and yield  performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price
Index.

                                      -7-

                 Provident Financial Group, Inc. Retirement Plan
                          Notes to Financial Statements

       The  Riverfront  Select Value Fund seeks  long-term  growth of capital by using  a  value  approach  in  the  selection  of  large  capitalization  equity securities.  The fund is appropriate  for investors with a long-term  investment horizon.

       The Fidelity  Advisor  Equity  Portfolio  Growth Fund  involves a greater element of risk.  Diversification  among small,  medium and large cap stocks are the  goals  of  this  fund.  The  fund's  objective  will be  long-term  capital appreciation. The strategy is for high returns from growth stocks. The fund will invest in small,  medium  and large  companies  that have  above-average  growth characteristics such as strength in sales or earnings.  The fund may be volatile due to its aggressive investment approach.

       The  Federated  International  Equity  Fund  pursues  total  return  with holdings  that include mid- to large-cap  companies  worldwide  outside the U.S.
This fund is broadly diversified across many markets and many industries.

       The  Riverfront  Large  Company  Select  Fund seeks  long-term  growth of capital; current income is a secondary consideration.  The fund normally invests at least 65% of assets in common  stocks  and  convertibles  or  companies  with market capitalizations of at least $4 billion. To select securities,  management
takes  into   consideration   factors  including   price/earnings,   price/book,
price/cash flow, return on equity, and other ratios.

       The PFGI Common Stock Fund invests in the common stock of PFGI. Purchases and sales of common stock for the fund will be made by US Bancorp as  investment manager, either on the open market or directly from PFGI or its affiliates. With respect to any stock purchased  directly from PFGI, the purchase prices shall be equal  to the bid  price of the  common  stock as  published  in the  Cincinnati
Enquirer on the trading day next  preceding  the date common  stock is purchased for the fund.  A portion of the assets of the fund will be  invested  in a money market fund to meet the fund's need for liquidity.

In  addition,  at  January  1, 2003 four  other  funds  were made  available  to employees participating in the PIE Plan. A description of the funds follows:

       The  Federated  Total  Return Bond Fund seeks total  return by  investing
mainly  in   government,   mortgage-backed,   and   investment-grade   corporate
securities.

       The Liberty Select Value Fund seeks long-term  capital  growth.  The fund invests primarily in middle capitalization  stocks. Middle capitalization stocks are stocks with market capitalization between $400 million and the largest stock in the Russell  Mid Cap Index.  In  addition,  any stock that is a member of the
Standard & Poor's Mid Cap 400 is considered a middle capitalization stock.

       The Liberty Small Cap Value Fund seeks long-term capital growth. The fund normally  invests  at least 65% of assets in common  stocks  issued by  domestic companies with market  capitalization  between $20 million and $3.9 billion. The advisor uses quantitative  sampling  techniques to select a stock portfolio that it believes to be representative of the small stock universe.

       The  Vanguard  Total  Stock  Market  Index  Fund seeks to  replicate  the aggregate  price and yield of the  Wilshire  5000 Total Market  Index.  The fund

                                      -8-

                 Provident Financial Group, Inc. Retirement Plan
                          Notes to Financial Statements

employs a passive  market  strategy  designed  to track the  performance  of the
Wilshire  5000  Index,  which  consists  of all the U.S.  common  stocks  traded regularly on the NYSE, AMEX, or OTC markets. It invests all or substantially all of its assets in a representative sample of the stocks that make up the index.

Participants  are permitted to borrow from the vested interest of their PIE Plan under certain  circumstances.  Under these  borrowings,  the individuals  borrow from, and repay the principal plus interest to, their own accounts.

Once the employee has met the one year of service  eligibility  requirement  for the matching  provision of the plan,  PFGI will make a matching  contribution of
25% of the first 8% of the  participant's  compensation  contributed as a 401(k)
contribution.  The employee becomes fully vested in his 401(k)  contribution and the  matching  contribution  at the time the  contributions  are made.  Matching contributions are invested according to the participant's investment elections.

Participants of the PSP will be able to invest contributions into the investment options available to PIE Plan participants. In addition,  participants with ESOP balances  can now  diversify  up to 25% of their ESOP balance each year into the
PIE Plan investment options.

Note D - Investments

The cost and market value of investments at December 31 was as follows:

                                                        2002                 2001
                                                -------------------   -------------------
(In Thousands)                                      Cost     Market       Cost     Market
-----------------------------------------------------------------------------------------
Provident Financial Group, Inc. Common Stock    $ 54,857   $ 65,154   $ 58,244   $ 69,998
Riverfront U.S. Government Securities
  Money Market Fund                               11,138     11,138      8,072      8,072
Riverfront U.S. Government Income Fund             2,920      2,937      1,794      1,804
Riverfront Balanced Fund                           3,433      2,531      3,309      2,737
Federated Max-Cap Fund                             6,731      5,354      5,946      5,772
Riverfront Select Value Fund                       4,540      2,862      4,994      3,878
Fidelity Advisor Equity Portfolio Growth Fund     11,450      7,725     10,319      9,216
Federated International Equity Fund                  867        567        600        386
Riverfront Large Company Select Fund               1,282        780      1,281        857
Participant Loans                                  1,920      1,920      1,669      1,669
                                                --------   --------   --------   --------
                                                $ 99,138   $100,968   $ 96,228   $104,389
                                                ========   ========   ========   ========

                                      -9-

                 Provident Financial Group, Inc. Retirement Plan
                          Notes to Financial Statements

The Plan's investments, including investments bought, sold and held, appreciated
(depreciated) in value as follows:

                                                Year Ended December 31,
                                                -----------------------
(In Thousands)                                         2002        2001
-----------------------------------------------------------------------
 Provident Financial Group, Inc. Common Stock      $   (627)   $(28,901)
 Riverfront U.S. Government Income Fund                  10           6
 Riverfront Balanced Fund                              (449)       (484)
 Federated Max-Cap Fund                              (1,560)       (806)
 Riverfront Select Value Fund                          (939)       (877)
 Fidelity Advisor Equity Portfolio Growth Fund       (3,145)     (1,873)
 Federated International Equity Fund                   (147)       (155)
 Riverfront Large Company Select Fund                  (255)       (300)
                                                   --------    --------
                                                   $ (7,112)   $(33,390)
                                                   ========    ========

Note E - Income Tax Status

The Plan has received a determination  letter from the Internal  Revenue Service dated October 7, 2002,  stating that the Plan is qualified  under Section 401(a)
of the Internal  Revenue  Code (the Code) and  therefore,  the related  trust is exempt from taxation.  Subsequent to the receipt of this  determination  letter, the Plan was  amended.  Once  qualified,  the Plan is  required  to  operate  in conformity with the Code to maintain its  qualification.  The Plan Administrator
believes  the  Plan  is  being  operated  in  compliance   with  the  applicable
requirements of the Code and, therefore,  believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Note F - Party-In-Interest Transactions

The Provident Bank  ("Provident")  offers shares of The Riverfront  Funds,  Inc.
("Riverfront"),  a proprietary family of mutual funds, to customers.  Riverfront is a registered investment company with six portfolios,  each having a different investment  objective.  Provident  manages the  portfolios  and  performs  other related  services,  such as  providing  shareholder  services and acting as fund accountant  and  custodian.  Riverfront  is offered to customers  of  Provident, including personal trust,  employee benefit,  agency and custodial  clients,  as well as individual investors.

                                      -10-

                 Provident Financial Group, Inc. Retirement Plan
                          Notes to Financial Statements

During 2002 and 2001, the Plan had transactions with PFGI and Provident. Details of these transactions follow (dollars in thousands):

                                                                 Purchased            Sold
                                                            -----------------   -----------------
                                                            Shares/             Shares/
Year   Party       Transaction                                Units      Cost     Units      Cost
-------------------------------------------------------------------------------------------------
2002
 Employee Stock Ownership Plan (ESOP)
       PFGI        Common Stock                              76,992   $ 2,164    27,077   $   494
       Provident   Riverfront U.S. Government
                    Securities Money Market Fund                        3,501               3,519
 Personal Investment Election Plan (PIE)
       Provident   Riverfront U.S. Government
                    Securities Money Market Fund                       17,377              14,288
       Provident   Riverfront U.S. Government Income Fund   190,345     1,865    76,234       739
       Provident   Riverfront Balanced Fund                  70,767       660    44,874       536
       Provident   Riverfront Select Value Fund             118,409       925   125,707     1,379
       Provident   Riverfront Large Company Select Fund      62,924       488    40,211       488
       PFGI        Common Stock                              61,700     1,608    30,800       850
2001
 Employee Stock Ownership Plan (ESOP)
       PFGI        Common Stock                             183,516   $ 5,178     8,225   $   126
       Provident   Riverfront U.S. Government
                    Securities Money Market Fund                        5,424               5,415
 Personal Investment Election Plan (PIE)
       Provident   Riverfront U.S. Government
                    Securities Money Market Fund                        6,961               4,220
       Provident   Riverfront U.S. Government Income Fund   101,739       998    29,568       281
       Provident   Riverfront Balanced Fund                  70,291       757    31,202       389
       Provident   Riverfront Select Value Fund              98,882       986    56,193       650
       Provident   Riverfront Large Company Select Fund      57,346       576    38,698       571
       PFGI        Common Stock                              25,900       739    28,500       912

                                      -11-

                 Provident Financial Group, Inc. Retirement Plan
                          Notes to Financial Statements

 PROVIDENT FINANCIAL GROUP, INC. RETIREMENT PLAN
 FORM 5500, Schedule H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
 EIN 31-0982792 / PLAN 001
 December 31, 2002
 Schedule I
 (Dollars in Thousands)

                                       Employee Stock Ownership Plan   Personal Investment Election Plan
                                      -------------------------------  ---------------------------------
                                         Number                Market       Number               Market
         Identity of Issue            of Shares       Cost      Value    of Shares      Cost      Value
--------------------------------------------------------------------------------------------------------
Equity Mutual Funds:
  Riverfront Balanced Fund (1)                -    $     -    $     -     296,394    $ 3,433    $ 2,531
  Federated Max-Cap Fund                      -          -          -     300,302      6,731      5,354
  Riverfront Select Value Fund (1)            -          -          -     432,329      4,540      2,862
  Fidelity Advisor Equity Portfolio
   Growth Fund                                -          -          -     220,152     11,450      7,725
  Federated International
   Equity Fund                                -          -          -      49,287        867        567
  Riverfront Large Company
   Select Fund (1)                            -          -          -     117,772      1,282        780

Debt Mutual Funds:
  Riverfront U.S. Government
   Securities Money
   Market Fund (1)                          n/a          2          2         n/a     11,136     11,136
  Riverfront U.S. Government
    Income Fund (1)                           -          -          -     300,870      2,920      2,937

Common Stock:
  Provident Financial
   Group, Inc. (1)                    2,109,234     49,510     54,903     393,824      5,347     10,251

Participant Loans (2)                       n/a          -          -         n/a      1,920      1,920
                                                  -------    -------                -------    -------
                                                   $49,512    $54,905                $49,626    $46,063
                                                   =======    =======                =======    =======

 (1)  Party-in-interest to the Plan.
 (2)  Interest rates range from 4.25% to 9.5%.

                                      -12-

                 Provident Financial Group, Inc. Retirement Plan
                          Notes to Financial Statements

 PROVIDENT FINANCIAL GROUP, INC. RETIREMENT PLAN
 FORM 5500, LINE 27d -- SCHEDULE OF REPORTABLE TRANSACTIONS
 EIN 31-0982792 / PLAN 001
 CATEGORY (iii) - A SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS
 December 31, 2002
 Schedule II
 (Dollars in Thousands)

                                                                               Current
                                                                              Value of
                                                                              Asset on
   Identity of Party and        Purchase        Selling          Cost of   Transaction           Net
    Description of Asset           Price          Price            Asset          Date     Gain(Loss)
 ----------------------------------------------------------------------------------------------------
 Provident Financial Group, Inc. $ 3,772  (1)                    $ 3,772
   Common Stock                                 $ 1,565  (2)       1,344       $ 1,565         $ 221

 Riverfront U.S. Government       20,878  (3)                     20,878
   Securities Money Market Fund                  17,807  (4)      17,807        17,807             -

 Federated Max-Cap Index Fund      8,408  (5)                      8,408
                                                  7,266  (6)       7,623         7,266          (357)

   (1)  Comprised of 19 purchase transactions.
   (2)  Comprised of 8 sales transactions.
   (3)  Comprised of 292 purchase transactions.
   (4)  Comprised of 386 sales transactions.
   (5)  Comprised of 144 purchase transactions.
   (6)  Comprised of 128 sales transactions.

There were no category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2002.

                                      -13-

                 Provident Financial Group, Inc. Retirement Plan
                          Notes to Financial Statements

                                    SIGNATURE
                                    ---------

Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the Plan
Administrator  has caused  this  annual  report to be signed by the  undersigned thereunto duly authorized.

                                             PROVIDENT FINANCIAL GROUP, INC.
                                             RETIREMENT PLAN

Date:  June 27, 2003                         BY: /s/ Christopher J. Carey
                                                 ------------------------
                                                 Christopher J. Carey
                                                 Plan Administrative
                                                 Committee Chairperson

                                      -14-